EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
In thousands, except share data	2015	2014	2013	2012	2011
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,918	$40,066	$40,825	$39,175	$37,515
Other Interest	3,173	2,718	2,709	2,314	2,976
Amortization of Debt Discount and Expense	1,760	1,963	1,877	1,848	1,729
Interest Portion of Rentals	1,976	2,302	1,910	1,864	2,213
Total Fixed Charges, as defined	44,827	47,049	47,321	45,201	44,433
Earnings, as defined:
Net Income	53,703	58,692	60,538	58,779	63,044
Taxes on Income	35,753	41,643	41,705	43,403	42,825
Fixed Charges, as above	44,827	47,049	47,321	45,201	44,433
Total Earnings, as defined	$134,283	$147,384	$149,564	$147,383	$150,302
Ratios of Earnings to Fixed Charges	3.00	3.13	3.16	3.26	3.38